Exhibit 99.1

Ctrip Reports Unaudited Third Quarter 2014 Financial Results

Shanghai, China, November 25, 2014 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced its unaudited financial results for the quarter ended September 30, 2014.

Highlights for the Third Quarter of 2014

•                      Net revenues were RMB2.1 billion (US$347 million) for the third quarter of 2014, up 38% year-on-year, exceeding our net revenue guidance for the third quarter 2014 of 30-35% increase year-on-year.

•                      Accommodation reservation volume increased 69% year-on-year, exceeding our guidance of 50-60% volume increase year-on year, and accommodation reservation revenues increased 56% year-on-year, reaching RMB950 million (US$155 million) for the third quarter of 2014.

•                      Transportation ticketing volume increased 98% year-on-year, exceeding our guidance of 60-70% volume increase year-on year, and transportation ticketing revenues increased 32% year-on-year, reaching RMB800 million (US$130 million) for the third quarter of 2014.

•                      Gross margin was 72% for the third quarter of 2014, compared to 75% in the same period in 2013, and remained consistent with that in the previous quarter.

•                      Income from operations was RMB88 million (US$14 million) for the third quarter of 2014, down 71% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB225 million (US$37 million), down 45% year-on-year.

•                      Operating margin was 4% for the third quarter of 2014, compared to 19% in the same period in 2013 and 5% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 11%, compared to 27% in the same period in 2013, and 12% in the previous quarter.

•                      Net income attributable to Ctrip’s shareholders was RMB217 million (US$35 million) for the third quarter of 2014, down 42% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB354 million (US$58 million), down 27% year-on-year.

•                      Diluted earnings per ADS were RMB1.38 (US$0.22) for the third quarter of 2014. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.24 (US$0.36) for the third quarter of 2014.

•                      Share-based compensation charges were RMB137 million (US$22 million), accounting for 6% of the net revenues, or RMB0.86 (US$0.14) per ADS for the third quarter of 2014.

“We are pleased to report the solid performance of Ctrip in the third quarter of 2014,” said James Liang, Chairman and Chief Executive Officer of Ctrip. “Accommodation reservation and transportation ticketing services maintained robust growth, reaching 69% and 98% year-over-year in volume respectively. The number of Ctrip mobile app downloads reached 350 million, growing 75% from the previous quarter. We are also encouraged by the progress of our new initiatives. Through the open-platform, we work with around 1,000 hotel agency partners, China’s top 600 air ticketing agencies, and over 800 local travel agencies. Total hotel transactions through the open-platform reached approximately RMB1 billion during the third quarter. We will continue to invest in our open platform strategy and in technology and services to create more value for both our customers and partners.”

Third Quarter 2014 Financial Results

For the third quarter of 2014, Ctrip reported total revenues of RMB2.3 billion (US$368 million), representing a 38% increase from the same period in 2013. Total revenues for the third quarter of 2014 increased by 24% from the previous quarter.

Accommodation reservation revenues amounted to RMB950 million (US$155 million) for the third quarter of 2014, representing a 56% increase year-on-year, primarily driven by an increase of 69% in accommodation reservation volume, partially offset by the decrease of commission per room night. Accommodation reservation revenues increased by 26% quarter-on-quarter.

Transportation ticketing revenues for the third quarter of 2014 were RMB800 million (US$130 million), representing a 32% increase year-on-year, driven by an increase of 98% in ticketing volume. Transportation ticketing revenues increased by 10% quarter-on-quarter.

Packaged-tour revenues for the third quarter of 2014 were RMB358 million (US$58 million), representing a 12% increase year-on-year, driven by an increase of 52% in volume of organized tours and self-guided tours. Packaged-tour revenues increased by 74% quarter-on-quarter, primarily due to seasonality.

Corporate travel revenues for the third quarter of 2014 were RMB104 million (US$17 million), representing a 45% increase year-on-year, primarily driven by the increased corporate travel demand from business activities. Corporate travel revenues increased by 15% quarter-on-quarter, primarily due to seasonality.

For the third quarter of 2014, net revenues were RMB2.1 billion (US$347 million), representing a 38% increase from the same period in 2013. Net revenues for the third quarter of 2014 increased by 24% from the previous quarter.

Gross margin was 72% for the third quarter of 2014, compared to 75% in the same period in 2013 and remained consistent with that in the previous quarter.

Product development expenses for the third quarter of 2014 increased by 83% to RMB612 million (US$100 million) from the same period in 2013 and 28% from the previous quarter, primarily due to an increase in product development personnel related expenses. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 26% of the net revenues, increased from 20% in the same period in 2013 and 25% in the previous quarter.

Sales and marketing expenses for the third quarter of 2014 increased by 69% to RMB598 million (US$97 million) from the same period in 2013 and increased by 25% from the previous quarter, primarily due to an increase in sales and marketing related activities. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 27% of the net revenues, increased from 22% in the same period in 2013 and remained consistent with that in the previous quarter.

General and administrative expenses for the third quarter of 2014 increased by 40% to RMB242 million (US$39 million) from the same period in 2013 and 25% from the previous quarter primarily due to an increase in administrative personnel related expenses. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 8% of the net revenues, increased from 7% in the same period in 2013 and remained consistent with that in the previous quarter.

Income from operations for the third quarter of 2014 was RMB88 million (US$14 million), representing a  decrease of 71% from the same period in 2013 and a decrease of 3% from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB225 million (US$37 million), representing a decrease of 45% from the same period in 2013 and an increase of 11% from the previous quarter.

Operating margin was 4% for the third quarter of 2014, compared to 19% in the same period in 2013, and 5% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 11%, compared to 27% in the same period in 2013 and 12% in the previous quarter.

The effective tax rate for the third quarter of 2014 was 23%, increased from 22% in the same period of 2013, primarily due to the increase in the amount of non-tax-deductible share-based compensation as a percentage to our income as a whole. The effective tax rate for the third quarter of 2014 decreased from 32% in the previous quarter, primarily due to the decrease in the amount of non-tax-deductible share-based compensation as a percentage to our income as a whole.

Net income attributable to Ctrip’s shareholders for the third quarter of 2014 was RMB217 million (US$35 million), representing a decrease of 42% from the same period in 2013 and an increase of 61% from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB354 million (US$58 million), representing a decrease of 27% from the same period in 2013 and an increase of 44% from the previous quarter.

Diluted earnings per ADS were RMB1.38 (US$0.22) for the third quarter of 2014. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.24 (US$0.36) for the third quarter of 2014.

As of September 30, 2014, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB11 billion (US$1.8 billion).

Business Outlook

For the fourth quarter of 2014, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 30%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Recent Development

In November, 2014, Ctrip and Royal Caribbean Cruises Ltd. have agreed to form a strategic partnership through SkySea Cruises, a joint venture which is designed to serve the Chinese cruise market. Royal Caribbean and Ctrip will each own 35% of the new company, with the balance being owned by SkySea management and a private equity fund. The transaction is expected to close before the end of November.

Conference Call

Ctrip’s management team will host a conference call at 7:00PM U.S. Eastern Time on November 25, 2014 (or 8:00AM on November 26, 2014 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.800.230.3019, International dial-in number +1.617.597.5413, Passcode 92795298#. For pre-registration, please click

https://www.theconferencingservice.com/prereg/key.process?key=P6NJ7YH7K.

A telephone replay of the call will be available after the conclusion of the conference call until December 3, 2014. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 80825457.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” for 2014 and 2013. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip aggregates comprehensive travel related information and offers its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip enables business and leisure travelers to make informed and cost-effective bookings. It also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12229
Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	7,138,344,814	6,969,956,248	1,135,541,911
Restricted cash	739,543,614	821,226,443	133,793,816
Short-term investment	3,635,090,955	3,225,218,438	525,451,033
Accounts receivable, net	1,518,230,029	2,017,679,173	328,719,318
Prepayments and other current assets	1,237,530,956	3,022,529,945	492,429,121
Deferred tax assets, current	96,979,500	137,502,681	22,401,870

Total current assets	14,365,719,868	16,194,112,928	2,638,337,069

Long-term deposits and prepayments	559,185,652	1,623,315,083	264,469,710
Land use rights	107,476,794	105,197,516	17,138,729
Property, equipment and software	1,412,943,693	3,479,457,356	566,871,514
Investment	2,857,213,480	5,067,386,530	825,576,170
Goodwill	972,531,184	1,185,513,074	193,143,218
Intangible assets	356,653,022	425,307,831	69,290,947
Other long-term receviables	186,750,769	187,195,951	30,497,874

Total assets	20,818,474,462	28,267,486,269	4,605,325,231

LIABILITIES
Current liabilities:
Short-term Debt *	774,599,341	2,377,417,044	387,327,638
Accounts payable	1,637,545,824	2,152,769,646	350,728,193
Salary and welfare payable	257,641,763	343,564,283	55,973,327
Taxes payable	315,299,656	366,278,593	59,673,932
Advances from customers	2,451,931,450	3,381,752,999	550,953,568
Accrued liability for customer reward program	284,668,935	410,536,094	66,884,342
Other payables and accruals	646,321,729	1,221,345,494	198,981,019

Total current liabilities	6,368,008,698	10,253,664,153	1,670,522,019

Deferred tax liabilities, non-current	63,197,155	71,791,275	11,696,200
Long-term Debt	5,657,182,650	7,979,400,000	1,300,000,000

Total liabilities	12,088,388,503	18,304,855,428	2,982,218,219

SHAREHOLDERS’ EQUITY
Share capital	3,033,490	3,081,448	502,028
Additional paid-in capital	4,088,484,766	4,680,212,986	762,498,043
Statutory reserves	118,449,230	118,449,230	19,297,691
Accumulated other comprehensive income	372,634,580	541,749,214	88,261,521
Retained Earnings	5,498,934,733	5,966,099,220	971,994,008
Treasury stock	(1,551,141,268)	(1,883,002,778)	(306,777,905)

Total Ctrip’s shareholders’ equity	8,530,395,531	9,426,589,320	1,535,775,386

Noncontrolling interests	199,690,428	536,041,521	87,331,626

Total shareholders’ equity	8,730,085,959	9,962,630,841	1,623,107,012

Total liabilities and shareholders’ equity	20,818,474,462	28,267,486,269	4,605,325,231

* Short-term Debt represents short-term borrowings from commercial banks and Convertible Senior Notes which may be redemeed within one year

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Accommodation reservation **	610,653,418	752,565,453	950,299,334	154,822,309
Transportation ticketing ***	604,272,344	725,513,462	799,796,927	130,302,530
Packaged tour	319,566,156	205,141,896	357,643,161	58,267,051
Corporate travel	71,852,907	90,442,575	103,858,502	16,920,577
Others	34,141,394	45,842,408	47,873,735	7,799,566

Total revenues	1,640,486,219	1,819,505,794	2,259,471,659	368,112,033

Less: business tax and related surcharges	(99,510,607)	(97,244,864)	(129,901,116)	(21,163,427)

Net revenues	1,540,975,612	1,722,260,930	2,129,570,543	346,948,606

Cost of revenues	(379,121,709)	(478,601,393)	(588,980,230)	(95,956,375)

Gross profit	1,161,853,903	1,243,659,537	1,540,590,313	250,992,231

Operating expenses:
Product development *	(335,461,829)	(479,262,194)	(612,245,503)	(99,746,742)
Sales and marketing *	(354,501,850)	(479,274,011)	(598,185,788)	(97,456,140)
General and administrative *	(172,348,825)	(194,203,673)	(241,916,476)	(39,412,916)

Total operating expenses	(862,312,504)	(1,152,739,878)	(1,452,347,767)	(236,615,798)

Income from operations	299,541,399	90,919,659	88,242,546	14,376,433

Interest income ****	56,207,564	83,277,622	71,980,305	11,726,997
Interest expense ****	(3,595,298)	(33,693,033)	(45,175,681)	(7,360,000)
Other income	67,808,945	5,265,556	107,538,979	17,520,199

Income before income tax expense and equity in income	419,962,610	145,769,804	222,586,149	36,263,629

Income tax expense	(92,166,420)	(47,090,068)	(50,423,327)	(8,214,944)
Equity in income of affiliates	24,740,697	13,215,687	16,323,840	2,659,472

Net income	352,536,887	111,895,423	188,486,662	30,708,157

Less: Net loss attributable to noncontrolling interests	20,450,829	22,992,757	28,437,892	4,633,088

Net income attributable to Ctrip’s shareholders	372,987,716	134,888,180	216,924,554	35,341,245

Comprehensive income attributable to Ctrip’s shareholders	443,127,464	260,740,944	555,939,645	90,573,419

Earnings per ordinary share
- Basic	11.34	3.97	6.35	1.03
- Diluted	9.74	3.51	5.51	0.90

Earnings per ADS
- Basic	2.84	0.99	1.59	0.26
- Diluted	2.44	0.88	1.38	0.22

Weighted average ordinary shares outstanding
- Basic	32,887,276	33,952,472	34,166,995	34,166,995
- Diluted	38,745,348	39,339,689	39,905,707	39,905,707

* Share-based compensation charges included are as follows:
Product development	34,621,728	41,555,508	48,049,514	7,828,204
Sales and marketing	11,917,951	11,715,564	14,630,609	2,383,612
General and administrative	62,359,499	58,066,756	74,373,595	12,116,910

** Accommodation reservation revenues mainly represent revenues from reservations of hotels, hostels, vacation rentals and other accommodation related reservices.

*** Transportation ticketing revenues mainly represent revenues from reservations of air tickets, railway tickets and other transportation related services.

**** Interest expenses have been reclassified from interest income with no effect on net income or retained earnings.

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended September 30, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(612,245,503)	29%	48,049,514	2%	(564,195,989)	26%
Sales and marketing	(598,185,788)	28%	14,630,609	1%	(583,555,179)	27%
General and administrative	(241,916,476)	11%	74,373,595	3%	(167,542,881)	8%
Total operating expenses	(1,452,347,767)	68%	137,053,718	6%	(1,315,294,049)	62%

Income from operations	88,242,546	4%	137,053,718	6%	225,296,264	11%

Net income attributable to Ctrip’s shareholders	216,924,554	10%	137,053,718	6%	353,978,272	17%

Diluted earnings per ordinary share (RMB)	5.51		3.43		8.94

Diluted earnings per ADS (RMB)	1.38		0.86		2.24

Diluted earnings per ADS (USD)	0.22		0.14		0.36

	Quarter Ended June 30, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(479,262,194)	28%	41,555,508	2%	(437,706,686)	25%
Sales and marketing	(479,274,011)	28%	11,715,564	1%	(467,558,447)	27%
General and administrative	(194,203,673)	11%	58,066,756	3%	(136,136,917)	8%
Total operating expenses	(1,152,739,878)	67%	111,337,828	6%	(1,041,402,050)	60%

Income from operations	90,919,659	5%	111,337,828	6%	202,257,487	12%

Net income attributable to Ctrip’s shareholders	134,888,180	8%	111,337,828	6%	246,226,008	14%

Diluted earnings per ordinary share (RMB)	3.51		2.83		6.34

Diluted earnings per ADS (RMB)	0.88		0.70		1.58

Diluted earnings per ADS (USD)	0.14		0.12		0.26

	Quarter Ended September 30, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(335,461,829)	22%	34,621,728	2%	(300,840,101)	20%
Sales and marketing	(354,501,850)	23%	11,917,951	1%	(342,583,899)	22%
General and administrative	(172,348,825)	11%	62,359,499	4%	(109,989,326)	7%
Total operating expenses	(862,312,504)	56%	108,899,178	7%	(753,413,326)	49%

Income from operations	299,541,399	19%	108,899,178	7%	408,440,577	27%

Net income attributable to Ctrip’s shareholders	372,987,716	24%	108,899,178	7%	481,886,894	31%

Diluted earnings per ordinary share (RMB)	9.74		2.81		12.55

Diluted earnings per ADS (RMB)	2.44		0.70		3.14

Diluted earnings per ADS (USD)	0.40		0.11		0.51

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.138 on September 30, 2014 published by the Federal Reserve Board.